

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Joel I. Wilson
Co-Chief Executive Officer
American Realty Funds Corporation
501 S. Euclid
Bay City, Michigan 48706

Re: **American Realty Funds Corporation**
 Registration Statement on Form S-11
 Filed December 1, 2010
 File No. 333-170828

Dear Mr. Wilson:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2. Please significantly revise your registration statement to include the disclosure required by each item of Form S-11. For example, the company should include the following item requirements of Form S-11:

 • Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges;

- Item 12. Policy with Respect to Certain Activities;

- Item 13. Investment Policies of Registrant;

- Item 14. Description of Real Estate;

- Item 15. Operating Data;

- Item 24. Selection, Management and Custody of Registrant's Investments;

- Item 25. Policies with Respect to Transactions;

- Item 26. Limitations of Liability;

- Item 30. Quantitative and Qualitative Disclosure about Market Risk; and

- Item 32. Sales to Special Parties.

Prospectus Cover Page

3.   Please highlight your cross reference to the risk factors section by prominent type or in another manner and include the page number where the risk factors section appears in the prospectus. See Item 501(b)(5) of Regulation S-K.

Table of Contents

4.   We note that several of the page numbers listed in your Table of Contents do not correspond with the page numbers of the relevant sections in the document. For example purposes only, we note that the Management's Discussion and Analysis of Financial Condition begins on page 38, not page 40. Please revise.

Prospectus Summary, page 1

5.   We note that you have entered into land contracts for the sale of two properties. Please revise to define the term land contract, and provide specific details of the mechanics of a land contract in Michigan. Your disclosure should include, but not be limited to, the following information:

- Who holds the title to the property after purchase, or whether it is proportionately held;

- What actions would constitute a default, and what would happen in case of a default;

- Whether there is a foreclosure process in case of default;

- Whether or not all costs of the property, including taxes, insurance and maintenance become the legal responsibility of the purchaser;

- Whether or not the purchaser would have the ability to re-sell the property, and participate in any gains; and

- Whether or not there are any negative consequences to a purchaser for subsequent default other than loss of the property.

Risk Factors, page 4

"We have never generated a profit…," page 5

6.   Please revise this risk factor to disclose that you have incurred a net loss of $593,387 since your inception.

Market for Shares and Related Stockholder Matters, page 24

7.   Please set forth the approximate number of holders of your common stock as of the latest practicable date. Please refer to Item 201(b) of Regulation S-K.

Management, page 27

8.   For each officer and director, please describe his or her business experience during the past five years. Please also provide the time periods for each of the positions listed.

9.   Please provide the principal occupations of both Mr. Wilson and Mr. Kazee at Wilson and Kazee Diversified Financial Group, LLC.

Director Independence, page 28

10.   We note you indicate you believe three of your board members are independent directors. Please refer to Item 407(a) of Regulation S-K and disclose which definition of independence you used in making this determination.

Committees of the Board of Directors, page 29

11.   We note that you do not have a separately designated audit, nominating or compensation committee. Please disclose any plans you have to form these separately designated committees, or in the alternative, state that you have no such plans.

Certain Relationships and Related Party Transactions, page 31

12.   We note you indicate that you entered into an agreement with an entity controlled by Mr. Wilson and Mr. Kazee on August 16, 2010. Please revise to identify this entity.

13.   We note you indicate on page 32 that on February 22, 2010, Mrs. Bosquet was issued 1,040,000 common shares. Please explain. Please also disclose the approximate dollar value of this transaction.

14.   We note you indicate that Mr. Wilson and Mr. Kazee were issued 3,600,000 shares each on February 22, 2010. Please disclose the approximate dollar value of each of these transactions.

Customers, page 34

15.   Please revise to include about the credit quality of your purchasers, and your process for determining whether purchasers are qualified to enter into installment contracts.

Properties, page 35

16.   We note you indicate on page 39 that you plan to continue the acquisition, renovation and resale of residential real estate as long as you have sufficient capital. Within this section, please disclose whether you have identified any specific properties for acquisition or lease, as well as the location of any such properties. Please refer to Item 14 of Form S-11.

17.   Please revise to include a statement as to whether, in the opinion of management, your properties are adequately covered by insurance. Please refer to Instruction 3 to Item 14 of Form S-11.

Properties Subject to a Land Contract Agreement, page 36

18.   You disclose that each of the land contracts are cross collateralized against promissory notes issued by an entity controlled by Michael Kazee. Please provide additional details about these promissory notes, how they are related to the land contracts, and clarify who is the borrower under these notes.

Executive Compensation, page 37

19.   We note from your disclosure on page 32 that on February 22, 2010, Mr. Wilson and Mr. Kazee were each issued 3,600,000 shares of restricted common stock in connection with organizing the Company. Please include these payments in your Summary Compensation Table, as well as in your narrative discussion, or tell us why it is not appropriate.

Management's Discussion and Analysis of Financial Condition, page 38

Results of Operations, page 39

20.   We note you indicate your net loss of $593,387 is primarily attributable to $569,898. Please clarify.

Liquidity and Capital Resources, page 39

21.   Please disclose whether you are able to sustain your current level of operations for the next 12 months with your current funding.

22.   We note you indicate on page 39 that you are planning to raise additional capital. Please revise your disclosure to be more specific about the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose whether you have identified any potential lenders.

Disclosure of Commission Position on Indemnification…, page 40

23.   Please describe the indemnification provisions relating to directors, officers and controlling persons of the Company against liability arising under the Securities Act in your prospectus. Please refer to Item 510 of Regulation S-K.

Financial Statements as of June 30, 2010

Note 3: Summary of Significant Accounting Policies, page F-8

24.   Please tell us how purchases of real estate will be classified on your Balance Sheets and Statements of Cash Flows.

Revenue Recognition, page F-8

25.   Please disclose your revenue recognition policies for any types of revenue you anticipate generating. When discussing sales of properties under land contracts please also address how your revenue recognition would be impacted by a future default by the purchaser.

Financial Statements as of September 30, 2010

26.   Please revise your Statements of Cash Flows so that the ending cash balances agree to the ending cash balances on your Balance Sheets. Additionally, revise to ensure that specific cash flows which are included in your Statements of Cash Flows for the period ended September 30, 2010 and June 30, 2010, such as advances to and from shareholders, are accounted for consistently across periods.

<u>Signatures, page II-5</u>

27.   Please refer to Instruction 2 to the Signatures section of Form S-11 and indicate each capacity in which each person signs the registration statement. For example purposes only, we note that Mr. Wilson is also Chairman of the Board of Directors.

28.   Within this section, please identify your principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Joel Arberman
        Public Financial Services, LLC
        Via *facsimile*: (678) 559-0271